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Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.
Subject Company's Exchange Act File No.: 1-9759

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

        Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC's directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***

Cargill Crop Nutrition & IMC Global
Merger Announcement
Moderator:    Dave Prichard
January 27, 2004
6:30 AM PST

OPERATOR:    Good morning, Ladies and Gentlemen, and welcome to the Cargill Crop Nutrition and IMC Global conference call and live webcast. At this time all participants on a listen-only mode, and the floor will be open for your questions following the presentation. If at any point during the presentation, you would like to register your question, please press 1 followed by 4 on your touchtone phone. I would now like to turn the floor over to Mr. Dave Prichard, Vice President, Investor Corporate Relations, of IMC Global. Sir, the floor is yours.

DAVE PRICHARD, IMC GLOBAL:    Thank you Operator and good morning to afternoon and also good afternoon for those of you who are calling or logging in from overseas. Again, we want to welcome all of you to today's conference call and live webcast, which is hosted by Cargill Crop Nutrition and INC Global to discuss an agreement announced earlier today to combine the two organizations.

For those of you who may be listening by phone only at this time, we want to remind you that you can access a slide webcast of the conference call and the PowerPoint presentation, which will be referred to shortly in the formal remarks. This is available to you through several links. First on each of the two company's websites: www.cargillfertilizer.com and www.incglobal.com. Alternatively, the call and the transaction information can be accessed directly at http://tcnimc.mergerannoucement.com and finally, if any of you have any difficulty downloading the presentation, we urge you to contact Tracy Greenburger (ph) and her phone number 212-687-8080.

Now on the call today to review the details of the transaction and make the slide presentation are Fritz Corrigan, Executive Vice President, Cargill Incorporated and Doug Pertz, Chairman and Chief Executive Officer of IMC Global. They will be joined in the question and answer session by Bob Lumpkins, Vice Chairman and Chief Financial Officer of Cargill, Incorporated, and Reid Porter, Executive Vice President and Chief Financial Officer of IMC Global.

At this time I want to remind you that the conference call and the investor presentation does contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition and IMC Global, including future financial and operating results, the new company's plans, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. And we also refer all of you to the full safe harbor statement and proxy disclaimers that are contained on Slide One of the presentation, and we urge all of you to read that information fully now or in the hours ahead.

And this time, I am now pleased to turn the call and the slide presentation over to Mr. Doug Pertz, Chairman and Chief Executive Officer of IMC Global. Doug.

DOUG PERTZ, IMC GLOBAL:    Thank you Dave and good morning. And thank all of you for joining us this morning. We're excited and pleased to announce a combination today that creates the leading publicly traded global crop nutrient company, better positioned to delivery customer value and increased shareholder value. IMC shareholders will retain investment or stock in a publicly traded company to potentially reap the increased value as global agriculture fundamentals improve. We're not selling for cash, but instead offering a significant ability for future gain as markets improve and shareholders benefit from this combination. We remain significant participation in the forecasted cycle recovery. Cargill's business is highly leveraged, similar to IMC's, to the phosphate business, in fact, potentially even more than IMC's, offering significant potential upside value to IMC shareholders and NewCo shareholders into the future on top of the other benefits offered in this combination. In addition, IMC shareholders will continue to reap the benefit of IMC's leading low cost global potash business with improving supply/demand fundamentals in this business.

Significant run-rate operational synergies of over $145 million annually will be discussed this morning, with additional income prospects for additional ongoing cost reductions as well.

The transaction is expected to be immediately accretive to IMC shareholders on an EPS basis, with improving earnings and cash flow over the medium-term through increased synergies and expanded growth potential. This accretion again is on top of the continued high leverage that NewCo will have to the improving phosphate cycle.

The combination provides for a strong financial profile creating a North American leader in the crop nutrient business with LTM Sales of over $4.1 billion. This is coming off of the bottom of the cycle 2002-2003 years, and with assets employed in the business of over $5.4 billion. This financial position is improved dramatically with this combination increasing our flexibility and improved credit profile and coverage ratios. It will be dramatically improved. Cargill is contributing businesses with only nominal debit, less than about $50 million in debt, only that which is embedded in the businesses. LTM EBITDA is $440 million pre-synergies, and again, this is at the bottom of the cycle in the 2002-2003 years. With synergies, LTM EBITDA will be approximately reaching the $600 million level, and normalized cash flows would clearly be higher than LTM EBITDAs. Total debt, including the nominal $50 plus million contributed by Cargill will be around $2.2 billion, offering significantly improved ratios and improved balance sheet.

IMC's leading domestic phosphate and potash businesses will be combined with Cargill's largely and strong international franchise to form a stronger and broader global platform. We view this as highly complimentary and positioning us well for strong growth. The combined business will have phosphate's global capacity of about 14.4 percent of the world's phosphoric acid capacity. It translates into approximately 13 million tons of granular phosphate capacity. Potash global capacity hare is about 15.5 percent, again of global capacity. NewCo will continue to be the largest North American potash producer.

Expanded production capacities and capabilities, coupled with worldwide global capacity for Cargill's distribution platform will be key, especially in key geographic locations in North America, South America, and Asia, offering dramatic growth especially in areas such as Brazil. This growth offers us outlets that are much broader in the NewCo situation and offering than in IMC alone and more access to world markets offering better margins and improved returns.

It offers a broader product range as well with all three nutrients as well as a broad range of specialty phosphate and potash offerings. The transaction creates a company better able to compete globally after a sever market downturn, positions both our companies and the industry to come out of this cycle downturn that we've been experiencing and better positioned for future cycles.

Turning now, we can review key transaction terms. The transactions will form a new NYSE-listed public company. It will merge IMC into a subsidiary of NewCo and Cargill will contribute its Cargill Crop Nutrition equity and assets through a related entity into NewCo.

IMC shareholders will receive 1 NewCo Common share of NewCo for each IMC Common share. In a similar basis 1 NewCo Preferred share for an IMC Preferred share. The ownership split will be 66 1/2 percent for Cargill and 33 1/2 percent for IMC shareholders. The name has not yet been determined and neither has the headquarters location.

Management, which you'll hear from this morning, will be Fritz Corrigan as Chairman and CEO. The Board composition... I'm sorry... will be Fritz Corrigan as CEO & President. You'll also hear from Bob Lumpkins this morning as well. The Board composition will be 11 directors, of which a majority of 6 will be independent, 7 appointed by Cargill, and 4 appointed by IMC, at last through standstill period of four years.

The transaction is intended to be tax free, with an anticipated closing date sometime in the middle of this year, subject to regulatory approval and approval by IMC shareholders as well as other customary and other closing conditions.

As we said before, there will be a lock-up for Cargill... from Cargill's standpoint. Well that was just for a three-year period of time Cargill will not dispose of any NewCo and similarly standstill for a period of four years in which Cargill will not purchase any additional shares in NewCo. As Class B shares... as an IMC's existing Preferred shares convert to Common shares, there will be a similar class of NewCo Class B shares that will follow the same version as the NewCo Preferred shares. IMC will continue with its planned buyout of PLP public units. It will be converted into IMC shares prior to closing, and as you also stated, there will be a $30 million reciprocal break-up fee.

With those basic terms, let me pass the speaking mike to Fritz Corrigan, who will be the CEO and President. Fritz.

FRITZ CORRIGAN, CARGILL INCORPORATED:    Thank you very much Doug.

Cargill brings a leading global fertilizer franchise to this combination. Our phosphate business is a low-cost producer with a strong global focus. We make... excuse me, we mine about 8 million tons of phosphate rock per year and have a capacity to produce about 5.7 million tons of finished product, and we also have the exclusive export marketing rights in Australia for Western Mining Corporation and Lithuania, the producer there being Lifosa.

We also have an international production presence in what we think are attractive markets. We've taking our phosphate business from Florida to Brazil and to China, where we are a 20 percent owner of Fosfertil in Brazil, and Fosfertil is the largest Brazilian domestic producer of nitrogen and phosphate fertilizers. We also own a 35 percent in a new grass roots and profitable, quite profitable, 660,000 ton per year DAP granulation plant in Haikou, China. That's near Kunming in the southwestern part of the country.

We marry our production business with a strong global distribution footprint with approximately three dozen distribution facilities in attractive markets: the US and Canada for sure, but in addition Brazil and China, the Southern Cone—Argentina and Chile—India, and Southeast Asia. These distribution businesses provide product tailoring, logistics, and convenience and other valued services to our customers.

On page 7 we have a strong North American nitrogen position as well. We're a 50 percent owner of one of North America's newest and most efficient nitrogen operations—Saskferco Products, Incorporated, located in Saskatchewan, adjacent to—right across the county road from—IMC's Belle Plaine potash mine. It produces about 1.2 million tons of nitrogen fertilizer each year, and Cargill has exclusive marketing rights for all of Saskferco products. In addition, the company imports nitrogen in the form of urea and solutions and has import assets and capabilities to do that.

Cargill's crop nutrition has a record of profitability and growth. Earnings have been positive for 11 of last 12 years. The year that we were not profitable was the result of a write-down in the investment we had in the Lifosa asset in Lithuania. EBITDA and equity earnings grew at approximately 9 percent compounded over the same period.

I like to think that we have world-class management and top-rate employees that operate this business. Our focus on operational excellence and best practices is global. We have about 3,200 employees in 17 countries, and we take great pride in the environmental stewardship and corporate citizenship we employ everywhere we operate. We have an excellent record of permitting and land reclamation in Florida and are quite active and have a strong commitment to the communities in which we live and work.

The charts on page 8 will give you a quick look at our last 12 months sales mix—about $2 billion—and this pie chart on the left excludes sales of Saskferco and Fosfertil, which are accounted for using the equity method. Earnings or last 12 months EBITDA, shown on the right pie chart, of $172 million show phosphates at about half, distribution at about a third, and nitrogen about 15 percent.

On page 9 you'll get a quick look at our Florida phosphate operations. We acquired the Riverview Complex in 1986. It was our first venture in the production of phosphate fertilizers. It's located right on Tampa Bay. We followed with the acquisition of the Bartow Complex in 1993 and added Mulberry in 2002. In November of 2002 also, we acquisition the Green Bay Chemical Complex from Farmland Hydro Limited Partnership—have been operating that plant ever since. We operate two mines today, have one mine idle and a reserve tract that we also acquired from Farmland Hydro, which we develop over the next decade. The South Fort Meade at 5.2 million tons per year is currently being expanded to a capacity of 6 1/2 million tons. That capacity should come on stream at the end of this calendar year.

Page 10 shows three maps that describe our extensive global distribution footprint. You'll notice that in North America we believe that this distribution system will be quite complementary to IMC's extensive distribution network. You'll note that we also have a sizeable footprint in Asia, which is a major market for phosphate fertilizers, both in India and China, which are a couple of the largest consumers of that nutrient. 80 percent of our phosphates produced in Florida are export, so that gives us a great complimentary fit between IMC Global being a strong domestic distributor; our business more export focused. In South America you can see that we're strong in the southern part of that contingent with Brazil, Argentina, and Chile have a significant number of warehouses and blenders.

Speaking of Brazil, we're the second largest producer and distributor of blended fertilizers for agricultural use there, about 2.7 million tons annually. We're a distributor of blended and packaged fertilizer through 6 production facilities, and we operate two fertilizer granulation plants producing single super phosphate and seed grade phosphates, and we operate a deep-water import terminal at Parangagua. We also own through this fertilizer business in Brazil a 20 percent stake in Fosfertil, which is the largest Brazilian domestic producer of both nitrogen and phosphate fertilizers. As a minority owner of Fosfertil, Cargill Fertilizantes has a month off-take agreement with respect to plant production of both nitrogen and phosphate products.

Let's go back up to Canada for just a minute. Our joint venture in Saskferco is one in which Cargill owns 50 percent, the Crown Investments Corporation of Saskatchewan, a government entity, owns 49 and Citibank Canada owns 1 percent. This operation produces 1.2 million ton of nitrogen fertilizer located at Belle Plaine, Saskatchewan. It was commissioned in October of '92. It also operates a warehouse at Carman, Manitoba, in this trying market area. It's one of the largest producers of granular urea and anhydrous ammonia in North America. It's the largest single line urea granulation plant in the continent and produces approximately 3200 tons of granular urea per day from about 2,100 tons of anhydrous ammonia every day. We produce a feed grade urea, a new product addition last November, and we're about to start up a UAN plant next month. This is a very energy efficient nitrogen facility. In fact its economics improve with high gas prices because of its efficiency. Most of the product is moved right close to the plant in Western Canada and the U.S. northern tier states.

Doug referred to opportunities for significant synergies and I'd like to address them, particularly in the phosphate area. On page 13 is a map that shows central Florida. The map expanded is about 50 miles by 40 miles and goes from Tampa Bay through Hillsboro in Polk County. You get a flavor from the locations that we ought to be able to produce some really interesting economies of scale and rationalization in putting the two businesses together.

And these synergies should total, as shown on page 14, about $145 million pre-tax per year. We'll phase those synergies in over the next three years, achieving about 100 percent of those numbers in the third year following the close of the transaction. They synergies are primarily in phosphate operations optimization, raw material purchasing and supply chain management, freight and logistics, selling, and general and administrative expenses, and marketing and implementation of our best practices across both companies. We're developing an integration plan to emphasize mine and chemical complex optimization and best practices.

I'd like to turn the microphone back to Doug, who will talk about how this shapes up as combined leading industry player. Doug.

DOUG PERTZ: ...you Fritz. I hope that gives a good background of some of the exciting potential that the combination will create in this business.

On page 15 you can see how that will position NewCo as the largest player in the crop nutrient business in North America and clearly a leading player globally. The combination is strong both domestically and internationally and complements well what we see as an opportunity for strong growth in the future as well. As Fritz reviewed some of the Cargill portfolio of products and historical revenues and earnings, the combination brings together the two business such that the NewCo business will have over half of this business in the phosphate marketplace, still the strong potash base that IMC has had in the past and will continue to enjoy, and as you look at a good portion, probably over half of the distribution in the NewCo pie chart on page 16 will be related to the phosphate business. It appears that more than 60 percent of NewCo business going forward will be related to the phosphate business and therefore continue to have the strong leverage to the upside in the phosphate cycle going forward. And of course, the combination, with the limited amount of debt that's being brought in from Cargill, creates a much stronger entity financially. The combination significantly strengthens the balance sheet offering opportunity for lower interest costs as well as greater flexibility for added growth in the future. The combined sales of $4.1 billion, on a pro forma historical basis, again historical cash flows of $440 million without synergies and with synergies on a run-rate basis of $585 million combined on a total debt—again, a total initial starting debt of $2.18 billion or so translates into significantly improved pro forma ratios of debt to EBITDA of 5 times without synergies and with synergies well below 4 times. And again that's based on historical EBITDA levels.

The backdrop for this combination is a very strong and improving ag environment, one in which we have just in a position of seeing grain stocks throughout the world dropping significantly. In fact, as you can see on page 18, they've dropped nearly 90 million tons during the last couple of years, the largest drop in the last two years. Stocks to use ratios are at lows that we haven't seen in the last almost ten years, and China continues to draw down their stocks, and in fact, many are projecting that China will become a net exporter of corn in the near future...

SPEAKERS:    Importer.

DOUG PERTZ:    Excuse me, net importer rather than an exporter—thank you—in the near future and potentially even this year, which should have a dramatic impact on the world market.

Page 19. All the signals are certainly favorable in terms of improvement in the marketplace as you can see—corn pricing, soybean pricing, and wheat pricing dramatically improving on the farm commodity side, and in fact, the recent improvements have even put corn pricing and bean pricing off of these charts. Corn is now about 2.80 and beans at over $8.40, which would be off of these charts, significant continued ramp up in recent periods supporting a strong overall ag environment.

And, as you can see on page 20, that drives the continued demand for increased fertilizer usage. With anticipation of higher planted acreage, higher continued demand on a worldwide basis, we would suggest that demand domestically in North America will be up at least 2 percent this year, and as we've seen stronger international demand, that could even increase beyond that, and on a worldwide basis, we'd suggest demand will be exceeding 3 percent with obviously places such as Brazil, as we can see on the next page, leading the charge. As Fritz mentioned, Brazil—historically over the last several years—has become a major, major growth market in the fertilizer business with growth in the 15 plus percent range over the last several years, and it doesn't appear they'll be a let up in demand in Brazil. And certainly this combination allows NewCo to participate in these types of growth markets much more than it has in the page.

And on page 22, more specifically we're seeing in the phosphate business pricing has continued to increase in the recent period and with margins still lagging, but continuing to increase fairly dramatically as well. In fact DAP export pricing is now at an 80year high, exceeding $215 per metric ton export out of Tampa. The fundamentals are in place to continue to see a strong improvement as a result of the agricultural market environment and the supply and demand market in the phosphate business.

In summary, this conclusion—on page 23—creates a leading publicly traded global crop nutrient company. IMC shareholders will continue to be investing in a strong publicly traded company as global...as global agriculture fundaments improve. The continued strong leverage, in fact, potentially stronger than before in the phosphate market will continue to provide significant upside potential for IMC shareholders as the phosphate market continues to improve out of the bottom of its cycle. We add to that significant run-rate synergies, as Fritz has addressed, that will continue to drive additional value in the future. We anticipate this will be accretive to IMC shareholders and will continue to grow that profitability in the future. The profile financially is dramatically improved with the limited amount of debt that's being brought in and the strong cash flow and earnings that are being brought in on the Cargill side, and the stronger complementary global platform for growth offers opportunities for additional growth above and beyond what we've seen at IMC on a stand-alone basis. This is complemented by a stronger product mix and more global reach for growth in fast-growing markets in the future.

With that, that concludes our formal remarks. We will now open the lines up for Q&A.

DAVE PRICHARD:    Okay, Fritz and Doug, thank you very much, and Operator, if you will, you can begin the formal question and answer period, please. Thank you.

OPERATOR:    Thank you. The floor is now open for questions. If you do have a question, you may press 1 followed by 4 on your touchtone telephone at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We do ask if you're using your speakerphone to please pick up your handset to provide optimum sound quality. Once again, to ask your question, you may press 1 followed by 4 on your touchtone telephone at this time.

Your first question is coming from Andrew Cash of UBS Please state your question.

ANDREW CASH, UBS:    Hi, excuse me for asking this question, but I'm sure some of our investors, investing clients, would like to know you know if Cargill... why Cargill might be interested in creating value in the new stock during this four-year standstill period. In other words, why would Cargill be interested in buying out the rest of IMC at a higher price if indeed it might contemplate buying out the rest of IMC after four years?

DOUG PERTZ:    I would to pass that over to Bob Lumpkins, but I think we need to keep in mind that Cargill has a common objective and that is to maximize shareholder value, of which they are the largest shareholder during this period of time, if not even beyond that. Bob, would like to further answer that from Cargill's perspective?

BOB LUMPKINS, CARGILL INCORPORATED:    Certainly. Thanks Doug. Cargill's been very happy with its involvement in the fertilizer business and we certainly intend to continue in the business. We have, as Doug indicated earlier, agree neither to sell nor buy additional shares over the next several years during these lock-up periods. But I think an important part of this is that IMC wanted to ensure that its shareholders could participate in the expected improvement in the phosphate industry over time and Cargill was willing to go along with that and in order to reach an agreement.

DOUG PERTZ:    Bob, I think it might be important to emphasize that the standstill and lock-up are in place to place send a message and to assure to the public shareholders that we have a common objective during this period and it does not necessarily indicate that after these official agreements expire that one thing is going to happen one way or the other is the buy or sell on one side or the other.

BOB LUMPKINS:    I'd absolutely agree. As I said, we've been very happy with our participation in the industry and we expect it to continue and, you know, beyond lock-up periods.

ANDREW CASH:    Can I ask just a follow on question?

DOUG PERTZ:    Sure Andy.

ANDREW CASH:    Is there a minimum... I didn't see this, but I'm just curious if maybe there was some fine print somewhere as it states that there's a minimum buy out price for IMC or for the new company if Cargill did want to increase its ownership after four years?

DOUG PERTZ:    No Andy. There is not that. Again, I think that you cannot draw from there being a standstill or a lock-up period that something is going to happen one way or the other at the end of those periods of time. It's just assurance to public shareholders that nothing during that period of time will happen. The intention of Cargill is the same as all public shareholders and that's to maximize value of the company.

ANDREW CASH:    Okay, well thanks a lot and I really, you know... personally, I think it's a great combination. We look forward to monitoring the progress.

DOUG PERTZ:    Thank you. We appreciate your comments.

OPERATOR:    Thank you. Your next question is coming from Steve Byrne of Merrill Lynch. Please state your question.

STEVE BYRNE, MERRILL LYNCH:    Good morning. I wanted to know whether the new company was expecting to retain IMC's membership in PhosChem and Canpotex.

DOUG PERTZ:    Thanks, Steve. Obviously Steve, it's a very interesting question, an agreeable question from the standpoint of the market. I'd like the first quarter perspective on that from an historical perspective and then let Fritz address it. And that is that we think, and I know that Cargill does as well, that both our participation and the overall benefits associated with both Canpotex and PhosChem have been very beneficial historically and we think we'll continue to have those benefits going forward. We don't envision, at least at this point in time, any change in the participation at NewCo... of NewCo in those organizations. Let me pass it over to Fritz to expand on that.

FRITZ CORRIGAN:    Yes, Steve. We've looked at this off and on over the years, and in looking at the opportunity to combine with IMC Global, it's our current intention to continue to support both organizations.

STEVE BYRNE:    Thank you. Can I ask a follow on here?

DOUG PERTZ:    Sure.

STEVE BYRNE:    I'd like Cargill's view on the outlook for future DAP demand in China, perhaps specifically you could comment on where you'd see Chinese DAP imports being in 2004 and your longer term opportunity to participate directly in that market by not going directly with the import organizations, but through your own channels?

FRITZ CORRIGAN:    Okay, Steve. The Chinese have been very aggressively expanding their own production capacity and Cargill has participated in some of that growth, but we've studied it as well, the supply/demand balance in that country, and we believe that—short answer—they are going to continue to import about 3 million tons per year for next several years. A lot of the additional capacity that they're bringing on stream in China is replacing lower analysis phosphate products, that farmers simply prefer a higher grade, higher analysis fertilizer. They don't have to carry as many bags to their fields if they get a higher concentration of phosphates in that fertilizer. We know that PhosChem has a long, well-established relationship with the CNAMPGC, one of the major importers and distributors of fertilizer in China. Cargill has sold Sinochem in the past and continues to have a relationship with them. Exactly how we serve the Chinese market as we combine the two companies is certainly we'll have to discuss once the transaction has been closed. Obviously, we can't have any kind of conversations on that subject until such time as the business is one.

STEVE BYRNE:    Thank you.

FRITZ CORRIGAN:    Thank you, Steve.

OPERATOR:    Thank you. Your next question is coming from David Silver of JP Morgan. Please state your question.

DAVID SILVER, JP MORGAN:    Good morning. Congratulations. I guess I had a question about the targeted synergy total, so Doug, I mean one thing that has been a constant in your tenure there has been aggressive cost cutting, so there certainly are synergies, but I was wondering if you might be able to put some more detail into the $145 million synergy number you put out there in terms of how much from overhead, how much from production or marketing or distribution, and over what time frame do you expect that to be realized? Thanks.

DOUG PERTZ:    Dave, I'll comment on that briefly and then pass it back to Fritz again. I think Fritz laid out $145 minimum in terms of operational synergies over a three-year period of time. We've not specifically broken that down except in the general buckets that were presented and the general categories. Clearly, the majority of those initially will be coming from SG&A overhead duplication as well as operational synergies in the phosphate business, and I think then beyond that, there'll be others that will be integrated and achieved as more are determined. I think that's the key piece as well is that we're still very much in the early stages of finalizing the numbers and the implementation of that, and I think a lot more will be coming forward as closing happens. I pass it over to Fritz.

FRITZ CORRIGAN:    Thanks, Doug. Dave, the ramp up we expect to reach is something on the order of $45 in the first year... $45 million, $90 in the second year, $145 in the third year following closing. There will be expenses essential to putting in place the changes to make those synergies happen, but... and, as Doug says, we've not had a chance to get close and get in detail on these opportunities. that will come later after we close the combination in the months ahead, but we're neighbors across the county road, so to speak, in Florida, have been for a number of years. I believe IMC knows our business from looking over the fence. We likewise know their business a little bit, and we think there are really some interesting opportunities ahead in Florida.

DAVID SILVER:    Okay, if I could follow up with a question about the debt structure?

SPEAKER:    Sure Dave.

DAVID SILVER:    And you know certainly one of the advantages here that you've cited is the increased financial capability, so could you maybe discuss what your strategy is for dealing with the current debt load. Are you comfortable with it now? Do you want to refinance it aggressively, pay it down as it comes due? Could you give us some sense of how you envision the NewCo being financed in the future?

REID PORTER, IMC GLOBAL:    This is Reid speaking, David. First of all, obviously our bank agreement will need to be negotiated before the close given the features of it, and we have every confidence that's a non-issue and the banks will gladly continue to work with us. Our bond indentures—people have a put at 101 if they choose to turn in their bonds, and we'd love them to do so but don't expect it. There are some provisions in the indenture that may require bondholder approval and we'll be evaluating that going forward. You know, initially, as we've said, IMC's debt of a little under $2.2 billion will be going into the NewCo. Cargill's embedded debt, as we've made clear, is about $50 million in the entire venture. We'll have a much stronger balance sheet and we'll be expecting to pay down debt going forward as the business cash flows.

Bob, maybe you could elaborate on that as well from the NewCo's perspective.

BOB LUMPKINS:    Well, the last part of what Reid just said is the important part. This business because of Cargill's largely debt-free business is going to have a significantly improved credit profile, and as the business begins to realize the synergies, there's going to be ample cash to pay down that debt over the next several years.

DAVID SILVER:    Okay, it sounds like more of a pay as you go strategy. Okay. Thanks very much. I'll get back in the queue.

DOUG PERTZ:    Thank you Dave.

OPERATOR:    Thank you. Your next question is coming from Duffy Fischer of Goldman Sachs. Please state your question.

DUFFY FISCHER, GOLDMAN SACHS:    Good morning. I think the key points, and there's two, and I'd like you to just talk about it. First, Doug, if you could talk about timing because many of the shareholders have been with you for several years through the trough when things looked very bad last year. DAP is looking better. Potash is looking better. Certainly we have less leverage to those now. I mean if you just do a calculation of pounds of product that you have per share, you go from, you know, say 60 pounds of P205 a day down to a little over 30 pounds in the combined company. For potash you go from 110 pounds per share down to about 38, so we certainly lose leverage. I mean, why... it seems like almost sell out now that the market looks like it's turning?

DOUG PERTZ:    Well Duffy, I think that's obviously a tough and an interesting question, but if you turn it around the other way, we think this puts together a combination that is so compelling from a number of other reasons, such as the synergy opportunities, such as the improved balance sheet, such as the growth potentials based on the complementary nature of the domestic and international global businesses on top of the fact that this is accretive to IMC shareholders from day one. Now, you put all that as the compelling argument in itself, and then come back to the issue of the leverage—the leverage to the phosphate cycle—and the this is the only combination that preserves as much leverage as possible to the phosphate cycle, and clearly, if you look at the combination, there is still a substantial piece, as we saw on the charts, if not more of the combined business on a percentage basis that is leverage to the upside in the phosphate cycle. There is no other competitor out there that would provide the combination for... as this combination that would have that type of leverage on the upside, but then also, there is no other combination that would present the type of operational synergies that we've talked about as well, and the other compelling opportunities for growth in the future that we've talked about, so the overall combination provides—maybe not on a per pound basis—but significant leverage on the upside for the recovery in the phosphate cycle as well as offering all of the rest of the opportunities—and I think as important—that we talked about. It certainly provides the ability for IMC shareholders rather than getting cash at the bottom of the cycle to participate throughout the rest of the cycle recovering.

DUFFY FISCHER:    Okay, and my second question, and this is probably the most important one: you know, as we look at it, Cargill's currency is their assets, and they've been privately held, so we have a very difficult time coming to a value. What are those assets worth? What was the formula? Why 33 1/2percent? I mean, if you look, the diluted shares for you guys are 143 million. You know, the stock price today is $11 bucks or so. That's saying that the equity value in your company is roughly $1.5 billion, so de facto what we're saying is the equity value from Cargill's side is $3 billion. Doug, how did you go about valuing the Cargill assets? The other thing you can look at... you know, net assets for the NewCo are going to be $5.4 billion. Your assets as of 3Q were 3.7, so Cargill's assets are roughly valued at $1.7 billion. Your net assets minus your net debt is $1.7 billion, so it looks like you're combining equal amounts of assets, but yet we only get one third of the equity. How was that split determined?

REID PORTER:    Duffy, let me answer the last. First of all, obviously our valuation is based on cash flow and accretion, but to answer your last part of your question first, the two companies have a very different profile. IMC has grown through, obviously, acquisitions. We've put considerable amount of good will on the books associated with those acquisitions. We have a large amount of deferred taxes on the books. In Cargill's case, they're not contributing many deferred tax assets because they're keeping the federal tax liability consolidated at Cargill for tax liabilities on their books. If you strip away and get a more apples to apples comparison, we are giving a very strong contribution of Cargill's assets, and I'd like to point out that working capital—the definitive agreement—Cargill has agreed to put in $352 million in working capital, inventory and receivables less payables. If you look at IMC's books, we typically carry around $200 million, so when you get to specific categories of assets on a like to like basis, we are getting a very powerful combination of assets coming out of Cargill.

Doug, maybe you can comment on the cash flow side of the business.

DOUG PERTZ:    I think that's a good start and I think, as Reid mentioned, the valuation we think should be primarily on cash flow, cash flow multiples, accretiveness of this, which we projected will be accretive immediately and in the future, and then on top of that, the upside potential of... that this offers versus the day deal prior to this. Again, we view this will be accretive to IMC shareholders immediately, and into the future, and then if you break up the components on a cash flow basis, evaluating our businesses or evaluating our business on a components of the phosphate business cash flows versus a more steady cash flow multiple for the potash business, I think we find that it's... the valuation's work reasonably well on a cash flow basis as well. And I think, to add to that, again it provides still all the benefits on an accretive to provide the opportunity for IMC shareholders to enjoy the upside of growth, not only in the phosphate business but also in what we would consider to be higher growth businesses for the combined global business going forward.

DUFFY FISCHER:    Fair enough, but just to hit on the one point of the value of Cargill's currency, which is their assets, and maybe Fritz can talk to this a little bit, but we see what your EBITDA was, you know LTM, the $172. You know, a couple comments. I mean if we look at the phosphate business or contributed to that LTM at Cargill, should we think about similar upside for Cargill's phosphate business as we do for IMC? Same with nitrogen, rest of the industry. Should we expect the same kind of expansion that we see in the industry? And then if you could specifically talk about the distribution business because that's the one that's different with Cargill versus what most of follow in IMC and Agrium and Potash. You know, the EBITDA that's contributed there—is that a normalized number? I mean is that low because the trough is there or is that pretty stable through time?

FRITZ CORRIGAN:    First of all, on the response to your question on the phosphate, do we expect a similar upside? Yes, I believe we do most definitely. As Doug presented in his report, increased margins in the phosphate business impact us just like they do IMC today. And on the nitrogen side of things, as I mentioned in my remarks, because this plant has a significant energy efficiency advantage, we're hurt less by very high gas prices than other plants that are 20 and 30 years old and have been closed. We're also well situated somewhat remote from import competition up in Saskatchewan. Imported urea has to go a long way and get a lot of freight on it to get up into the markets that the

Saskferco business serves. We generally enjoy better margins and better economics in that location that our competition does, and the efficiencies of that plant help us as well.

Brazil is a phosphate and nitrogen business that's doing quite well these days, in serving a very rapidly growing soybean production in that country, and it's fun to be a minority owner of Fertiphos Fosfertil. I'd like to own more of that if we could, but we have 20 percent it's a very nice complement to our phosphate production earnings.

The distribution business is a steadier business. It earns a return by serving customers very well year in and year out regardless of the price of phosphates or urea or potash. It earns a return by taking care of customers by providing convenience, providing price risk capabilities, delivering... selling and delivering products when the final launch of those products, and so it's a more steady business year in, year out, and has a very interesting earnings profile.

DUFFY FISCHER:    Thanks fellas.

OPERATOR:    Thank you. Your next question is coming from David Nelson of Credit Suisse First Boston. Please state your question.

DAVID NELSON, CREDIT SUISSE FIRST BOSTON:    Good morning.

DOUG PERTZ:    Good morning David.

DAVID NELSON:    You referred to an up cycle, an upside in phosphates. I guess could you talk about how much more upside you see and what could go wrong? And second of all, there is a demand assumption here. We just predicate it to some degree on grain demand in China, but maybe you could speak broadly. How and why do you see China evolving into a net grain importer? We've kind of heard that song before at times.

DOUG PERTZ:    Well, Dave, I think we've gone through some... we tried to quickly go through some of the macro grain overview in the back portion of the presentation, the end of the presentation, and I think we can go into that in more detail offline. We'd be glad to walk you through that, but clearly, all the indications are that on a worldwide basis, clearly the supply and demand situation for grain on a worldwide basis is substantially at a low point in terms of stocks to use ratio, and in China we think—and many other people obviously think as well—will be a key driver to even making that even more of a situation in which China will probably end up a net importer, and that's a major switch and a major change from the last several years, which will continue to drive the grain cycle. Again, there's a relationship between the grain cycle and fertilizer—overall supply and demand—which then cascades down as well to the phosphate industry supply and demand situation and the cycle that we see starting to improve with that business as well.

Fritz, do you want to answer some to that?

FRITZ CORRIGAN:    Yeah. We already see China as a major oil seed importer, as you know, David, and that's driving increased acreage in Brazil and increased phosphate demand in that country. And we also know that China keeps its stock certificates as sort of a state secret. It's really hard to know exactly what's going on and they're not transparent in this particular arena, so we were more left to judging what we think is going on and basis our extensive presence in China, and that's one of the opportunities we think will accrue to the new company in that Cargill, as a part owner of the new company, does have access to a bit more knowledge about what's going on in that country and several others and hopes to be able to share that knowledge with the new company. Again, China is a bit sometimes difficult to understand, but from what we can tell, they're going to be a bit less of an export factor, and I think Doug is, like I, hopes that they become an importer of corn. I wouldn't get on record as saying that's going to happen though.

DOUG PERTZ:    Well, I think though that if you look, David, at what's going on with the ag commodity market, certainly that indicates that that's the direction things are going. I think that's probably is a much better indicator than either Fritz or I.

DAVE PRICHARD:    We know many of you need to hop to other calls this morning, so in the interest of keeping this at about 60 minutes, the operator will take one last question and then close it down, please.

OPERATOR:    Your final question is coming from Bill Hoffmann of UBS. Please state your question.

BILL HOFFMANN, UBS:    Yes, just one point of clarification on the EBITDA numbers that you used in your LTM. You talked about the pro rata share of the Saskferco EBITDA of 28 percent and 20 percent equity income. Can you tell us what the real cash coming up from those JV's was on an LTM basis?

FRITZ CORRIGAN:    I really had a hard time hearing that question for some reason.

BILL HOFFMANN:    You included in the EBITDA numbers 28 million pro rata from Saskferco and 20 from equity income. I'm just wondering how much of that was real cash versus accounting?

FRITZ CORRIGAN:    How much was real cash?

BILL HOFFMANN:    Yeah. How much cash you got off of those JV's?

FRITZ CORRIGAN:    It's real cash in each one of those businesses and we've chosen to keep the exact money the way we've operated the businesses in the past in those businesses for further growth of those businesses, such as the UAN plant that we were adding at Saskferco.

BILL HOFFMANN:    Okay, and then just a final question: do you expect any divestitures of operations as you consolidate here?

FRITZ CORRIGAN:    I don't. This is Fritz talking, responding. I don't anticipate any divestitures.

BILL HOFFMANN:    Okay, thank you.

DOUG PERTZ:    With that as the final question, I'd like to close out with one last item, and that is I'd like to officially introduce, although he's been introduced by name, Mr. Bob Lumpkins, who will be the new Chairman of NewCo, and I'd like to, Bob, end with a few comments regarding the governance of NewCo. Bob.

BOB LUMPKINS:    Well, governance is an important issue here and both IMC and Cargill are committed to creating a model of good corporate governance. As Doug said, I will serve as the Chairman of the company, but the Board will have a majority of independent directors and the committees will be structured in a way that again that reflects the good standards of governance. For example, the auditing committee will be entirely independent directors, and so the company will be fully in compliance with NYSE and Sarbanes-Oxley rules. From Cargill's point of view, having good governance is an importance issue. We think that's going to add value to the business and we think it's going to be important for the confidence of the public shareholders.

DOUG PERTZ:    Thanks, Bob. We'd be glad to answer any further questions on these and other topics, but I think I'd like to reiterate from IMC's point of view, it was very important that this be a public company, that it be one in which IMC shareholders can participate in what we consider to be a great future and the significant upside that this combination creates, and we do that in a form in which it is truly recognized as a independent public company moving forward. With that, I'll pass it back to Dave.

DAVE PRICHARD:    Okay, with that Cargill Crop Nutrition and IMC Global appreciate your time and attention this morning, and we thank you for participating in the conference call and the webcast. Thanks again and have a good day.

OPERATOR:    Thank you. This does conclude today's teleconference. You may disconnect your lines at this time and have a wonderful day.

END

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Cargill Crop Nutrition & IMC Global Merger Announcement Moderator: Dave Prichard January 27, 2004 6:30 AM PST